November 19, 2008

Mr. Jim B. Rosenberg
Senior Assistant Chief Accountant
Division of Corporation Finance
U.S. Securities and Exchange Commission
Washington, DC 20549
Mail Stop: 6010

Re:	Acura Pharmaceuticals, Inc.
Form 10-K for Fiscal Year Ended December 31, 2007
Filed March 5, 2008
File No. 001-10113

Dear Mr. Rosenberg:

On behalf of Acura Pharmaceuticals, Inc. (the “Company”), I am writing to respond to your letter to Andrew D. Reddick dated November 5, 2008 (the “Comment Letter”) relating to the Company’s Annual Report Form 10-K for the year ended December 31, 2007 (the “Form 10-K”) filed by the Company on March 5, 2008.

We have reproduced below the comments contained in the Comment Letter and have provided our response to each:

Comment 1

Item 1. Business, Page 3

Please revise the description of the King agreement on page 8 to provide the following additional information:

•	Total amounts received to date under the agreement, if different than the upfront cash payment of $30 million;
•	Any annual fees, if applicable;
•	The number of additional products you anticipate you will develop under this agreement; and

E-mail: john.reilly@leclairryan.com	Two Penn Plaza East, Tenth Floor
Direct Phone: 973.491.3354	Newark, New Jersey 07105
Direct Fax: 973.491.3392	Phone: 973.491.3600 \ Fax: 973.491.3555
1241259_1.DOC
CALIFORNIA \ CONNECTICUT \ MASSACHUSETTS \ MICHIGAN \ NEW JERSEY \ NEW YORK \ PENNSYLVANIA \ VIRGINIA \ WASHINGTON, D.C.

David C. Freinberg \ Attorney in charge, Newark office \ LeClairRyan is a Virginia professional corporation

November 19, 2008

•	The term and termination provisions, including any payments the company would be required to make in the event of termination.

We note that you have been granted confidential treatment for information related to termination provisions. The request for confidential treatment was granted without a substantive review of the request. As we consider term and termination provisions material, this information should be included in the discussion of the agreement.

Response to Comment 1

Set forth below is the description of the King Agreement contained on page 8 of the Form 10-K which is marked to reflect the changes made in response to the Staff’s comment. Specifically, additional disclosure has been included to address total payments received under the Agreement, to provide further details on the payment terms of the Agreement, to indicate the absence of annual fees, to provide further details on the number of products being developed under the Agreement and King’s right to develop additional opioid products utilizing the Company’s Aversion® Technology, and to describe the term and termination provisions of the Agreement. The Company intends to include this revised disclosure of the King Agreement in its Annual Report or Form 10-K for the year ending December 31, 2008. We kindly request the Staff’s concurrence with such prospective disclosure.

King Agreement

On October 30, 2007, we and King Pharmaceuticals Research and Development, Inc. (“King”), a wholly-owned subsidiary of King Pharmaceuticals, Inc., entered into a License, Development and Commercialization Agreement (the “King Agreement”) to develop and commercialize in the United States, Canada and Mexico (the "King Territory") certain opioid analgesic products utilizing our proprietary Aversion® Technology~~including Acurox™ Tablets~~. The Agreement ~~provides~~initially provided King with an exclusive license in the King Territory for Acurox~~™~~® Tablets and another undisclosed opioid product candidate utilizing Aversion® Technology. In addition, the King Agreement provides King with an option to license in the King Territory all future opioid analgesic products developed utilizing ~~Acura's~~Aversion® Technology.~~Under the~~At September 30, 2008, King had licensed three opioid analgesic product candidates utilizing our Aversion® Technology. We are responsible for using commercially reasonable efforts to develop at least three of four pre-specified opioid analgesic product candidates to certain development and/or regulatory milestones. The King Agreement provides that we or King may develop additional opioid analgesic product candidates utilizing our Aversion® Technology and, if King exercises its option to license such additional product candidates, they will be subject to the milestone and royalty payment and other terms of the King Agreement~~, King made an upfront cash payment to us of $30 million which was received in December, 2007. Depending on the achievement of certain development and regulatory milestones, King could also make additional cash payments to us of up to $28 million relating to Acurox™ Tablets and similar amounts with respect to each subsequent Aversion® Technology product developed under the Agreement. King will reimburse us for all research and development expenses incurred beginning from September 19, 2007 for Acurox™ Tablets and all research and development expenses related to future products after King's exercise of its option to an exclusive license for each future product. King will record net sales of all products and for sales occurring following the one year anniversary of the first commercial sale of a licensed product, King will pay us a royalty at one of 6 rates ranging from 5% to 25% based on the level of combined annual net sales for all products subject to the Agreement. King will also make a one-time cash payment to us of $50 million in the first year in which the combined annual net sales of all products exceed $750 million.~~ .In addition to the four opioid analgesic product candidates pre-specified in the King Agreement, we are actively developing additional (undisclosed) opioid analgesic product candidates.

Acura_Ltr to Jim B. Rosenberg (5)

November 19, 2008

We and King have formed a joint steering committee to coordinate development and commercialization strategies. With King’s oversight, we will conduct all Acurox~~™~~® Tablet development activities through approval of a 505(b)(2) New Drug Application (“NDA”) and thereafter King will commercialize Acurox~~™~~® Tablets in the U.S. With respect to all other products subject to the Agreement, King will be responsible for development and regulatory activities following either acceptance of an Investigational New Drug Application ("IND") by the U.S. Food and Drug Administration (“FDA”) or our demonstration of certain stability and pharmacokinetic characteristics for each future product. All products developed pursuant to the King Agreement will be manufactured by King or a third party contract manufacturer under the direction of King. Subject to the King Agreement, King will have final decision making authority with respect to all development and commercialization activities for all licensed products.

At September 30, 2008, we had received aggregate payments of $46.3 million from King, consisting of a $30.0 million non-refundable upfront cash payment, $8.3 million in reimbursed of research and development expenses relating to our licensed product candidates, a $3.0 million option exercise fee relating to King’s exercise of its option to license a third (undisclosed) opioid product candidate, and a $5.0 million milestone fee relating to our successful achievement of the primary endpoints for our pivotal Phase III clinical study for Acurox® Tablets. The King Agreement provides for King to reimburse us for certain research and development expenses incurred beginning from September 19, 2007 for Acurox® Tablets. The King Agreement also provides for King’s payment to us of a $3.0 million fee upon King’s exercise of its option for a future opioid product candidate. In the event that King does not exercise its option for a future opioid product candidate, King is required to reimburse us for certain of our expenses relating to such future opioid product candidate. Further, we may receive up to $23 million in additional non-refundable milestone payments for each product candidate licensed to King, including Acurox®, by achieving certain regulatory milestones in specific countries in the King Territory. We can also receive a one-time $50 million sales milestone payment upon the first attainment of $750 million in net sales of all of our licensed products across all King Territories. In addition, for sales occurring following the one year anniversary of the first commercial sale of a licensed product, King will pay us a royalty at one of 6 rates ranging from 5% to 25% based on the level of combined annual net sales for all products licensed by us to King across all King Territories, with the highest applicable royalty rate applied to such combined annual sales. King’s royalty payment obligations expire on a product by product and country-by-country basis upon the later of (i) the expiration of the last valid patent claim covering such product in such country, or (ii) fifteen (15) years from the first commercial sale of such product in such country. No minimum annual fees are payable by either party under the King Agreement.

Acura_Ltr to Jim B. Rosenberg (5)

November 19, 2008

The King Agreement expires upon the expiration of King’s royalty payment and other payment obligations under the King Agreement. King may terminate the King Agreement in its entirety or with respect to any product at anytime after March 31, 2010, upon the provision of not less than 12 months’ prior written notice, and in its entirety if regulatory approval of the NDA for Acurox® Tablets is not received prior to March 31, 2010 and with respect to a particular product with respect to a country in which regulatory approval for such product is withdrawn by a regulatory authority in such country. We may terminate the King Agreement with respect to a product in the United States in the event such product is not commercially launched by King within 120 days after receipt of regulatory approval of such product or in its entirety if King commences any interference or opposition proceeding challenging the validity or enforceability any of our patent rights licensed to King under the King Agreement. Either party has the right to terminate the King Agreement on a product by product and country-by-country basis if the other party is in material breach of its obligations under the King Agreement relating to such product and such country, and to terminate the Agreement in its entirety in the event the other party makes an assignment for the benefit of creditors, files a petition in bankruptcy or otherwise seeks relief under applicable bankruptcy laws, in each case subject to applicable cure periods.

In the event of termination, no payments are due except those royalties and milestones that have accrued prior to termination under the King Agreement and all licenses under the King Agreement are terminated. For all Acura terminations and termination by King where we are not in breach, the King Agreement provides for the transition of development and marketing of the licensed products from King to us, including the conveyance by King to us of the trademarks and all regulatory filings and approvals solely used in connection with the commercialization of such licensed products and, in certain cases, for King’s supply of such licensed products for a transitional period at King’s cost plus a mark-up.

Acura_Ltr to Jim B. Rosenberg (5)

November 19, 2008

Comment 2

Item 11. Executive Compensation, Page 46

We note your statement on page 47 that the employment agreements provide for annual bonus payments subject to the satisfaction of targets, conditions and parameters. Additionally, we note that you have provided the bonus targets for 2008. Please disclose the bonus targets for 2007. You have stated that the bonus determinations considered the fact that no bonuses were paid in the years 2004, 2005 and 2006. If you considered the achievement of performance targets in any of these years when determining the amount of bonus payments, these targets should also be disclosed. The discussion should include goals for the organization as well as goals specific to each officer.

Response to Comment 2

Set forth below is the description under the caption “Salary and Bonus” contained on page 47 of the Form 10-K which is marked to reflect the changes made in response to the Staff’s comment, including salary and bonus performance targets for 2007 for each of the named executive officers. The Company intends to include this revised disclosure in its Annual Report on Form 10-K for the year ending December 31, 2008. We kindly request the Staff’s concurrence with such prospective disclosure.

Acura_Ltr to Jim B. Rosenberg (5)

November 19, 2008

Salary and Bonus

Each of Andrew Reddick, Ron Spivey and Peter Clemens are parties to employment agreements, described under the caption “Employment Agreements” below, which provide the minimum annual base salary to be payable to such officers, subject to increase at the discretion of the Board. Effective January 1, 2008, Mr. Reddick’s, Spivey’s and Clemens’ salaries were increased to $365,000 (from $300,000), $315,000 (from $260,000) and $205,000 (from $180,000), respectively. In addition, the employment agreements provide for annual bonus payments, in the discretion of the Compensation Committee or the Board, subject to the satisfaction of such targets, conditions or parameters as may be agreed upon from time to time by the employee and the Compensation Committee. In determining the salary increase for each of Messrs. Reddick, Spivey and Clemens, the Compensation Committee and the Board considered that, due to our insufficient cash reserves, such executive officers had not received any salary increase or bonuses during the prior four years. The amount of the salary increases were based on a percentage increase, on average, slightly greater than the Consumer Price Index year for each during the four year period ended December 31, 2007. In addition, in December 2007, Messrs. Reddick, Spivey and Clemens were awarded bonuses of $850,000, $650,000 and $180,000, respectively. These amounts were based on a percentage of such executive’s base salary, ranging from 25% to 70%, for each year during the four year period ended December 31, 2007 (corresponding to the period over which no bonuses were paid to senior management because of our limited cash reserves). The 2007 salary and bonus performance targets for Messrs. Reddick, Spivey and Clemens consisted of the completion of a private offering of our securities resulting in net proceeds of at least $10.0 million to fund operations, the conversion of our outstanding, short-term bridge loans into equity or long term debt instructions, the repayment of our $5.0 million secured promissory note and the license of product candidates utilizing our Aversion® Technology to a pharmaceutical company partner. Such performance targets were both organization and individual goals. The salary increases and bonus awards for Messrs. Reddick, Spivey and Clemens reflect the achievement of such performance targets. The salary increases were implemented and the bonus awards made following the closing of the King Agreement. The salary and bonus performance targets for Messrs. Reddick, Spivey and Clemens for 2008 consist of advancing our Acurox~~™~~® (oxycodone HCl and niacin) Tablets and other products using our Aversion® Technology through proof of concept and clinical ~~developments~~development, implementing the King Agreement, licensing of additional products to King through the exercise of King~~’~~’s options under the King Agreement and licensing products ~~derivedfrom~~utilizing our Aversion® Technology outside of North America. Such performance targets are both organization and individual goals.

No compensation will be earned with respect to a performance measure unless a performance "floor" for that measure is exceeded; the incentive opportunity with respect to a measure will be earned if the target is achieved; achievement between the floor and the target results in a lower amount of award with respect to that performance measure. An amount larger than the incentive opportunity for each performance measure can be earned, up to and possibly exceeding a specified limit, for exceeding the target for that measure. In setting compensation levels, the Compensation Committee compares our Company to companies of comparable business focus, market capitalization, technological capabilities and market in which we compete for executives. As part of this process, the Compensation Committee and the Board does not use the compensation levels of comparable companies as benchmarks, rather as a factor in evaluating the compensation levels of the named, executive officer. To date, compensation consultants have not been retained by the Compensation Committee or the Board as part of this process.

In ascertaining the achieved level of performance against the targets, the effects of certain extraordinary events, as determined by the Compensation Committee, such as (i) major acquisitions and divestitures, (ii) significant one-time charges, and (iii) changes in accounting principles required by the Financial Accounting Standards Board, are "compensation neutral" for the year in which they occurred; that is, they are not taken into account in determining the degree to which the targets are met in that year.

Acura_Ltr to Jim B. Rosenberg (5)

November 19, 2008

The Compensation Committee may, after a review of an executive’s performance, recommend to the Board that a bonus award be made to such executives based upon other non-enumerated performance targets (whether or not they are parties to employment agreements). This could result in the award of salary increases or bonuses above a targeted range amount. In 2007, as reflected in the Summary Compensation Table, bonuses were paid after the closing of the King Agreement.

For those named executive officers not subject to an employment contract (Messrs. Emigh and Seiser), the Compensation Committee will set the annual salary for such named executive officers between December and March and establish potential bonus compensation that such executives may earn based upon quantitative and, if applicable, qualitative performance goals established by the Compensation Committee. Effective January 1, 2008, Messrs. Emigh’s and Seiser’s salaries were increased to $160,000 (from $140,000) and $160,000 (from $133,000), respectively. In determining the salary increase for each of Messrs. Emigh and Seiser, the Compensation Committee and the Board considered that, due to our insufficient cash reserves, such executive officers had not received any salary increase or bonuses during the prior four years. The amount of the salary increases were based on a percentage increase, on average, slightly greater than the Consumer Price Index for each year during the four year period ended December 31, 2007. In addition, in December 2007, Messrs. Emigh and ~~Spivey~~Seiser were each awarded bonuses of $140,000. This amount was based on a percentage of such executive’s base salary, ranging from 26% to 32%, for each year in the four year period ended December 31, 2007 (corresponding to the period over which no bonuses were paid to senior management because of our limited cash reserves). The salary and bonus performance targets in 2007 for Messrs. Emigh and Seiser were the same as those described above for Messrs. Reddick, Spivey and Clemens, and were both organization and individual goals. The salary increases and bonus awards for Messrs. Emigh and Seiser reflect the achievement of such performance targets. Such salary increases were implemented and bonus awards made following the closing of the King Agreement. The salary and bonus performance targets for both Messrs. Emigh and Seiser for 2008 consist of advancing our Acurox® Tablets and other products utilizing our Aversion® Technology through proof of concept and clinical development, implementing the King Agreement, licensing of additional products to King through the exercise of King’s options under the King Agreement, and licensing products utilizing our Aversion® Technology outside of North America. Such performance targets are both organization and individual goals.

Acura_Ltr to Jim B. Rosenberg (5)

November 19, 2008

Comment 3

Exhibit Index - 3

Please revise your exhibit list to incorporate by reference Exhibit 10.30, Form of Secured Promissory Note of the Registrant related to January 31, 2006 Loan Agreement.

Response to Comment 3

Set forth below is the revised description of Exhibit 10.30 which includes the incorporation of such Exhibit by reference to the Company’s Form 8-K filed on January 31, 2007. Such revised description will be included in the Company’s Annual Report on Form 10-K for the year ending December 31, 2008.

Exhibit Number	Exhibit Description

10.30	Form of Secured Promissory Note of the Registrant relating to January 31, 2006 Loan Agreement (incorporated by reference to the Form 8-K filed on January 31, 2006).

Comment 4

Consolidated Financial Statements, page F-1

Notes To Consolidated Financial Statements, page F-8

Note B – License, Development and Commercialization Agreement, page F-14

Please revise your disclosure of the Agreement with King to include a description of all your rights and obligations, the performance period, all deliverables, and the contractual cash flows as stipulated within the agreement. Describe the revenue recognition method your employ for each deliverable and the basis for using each revenue recognition method. Please tell us and disclose how you have incorporated your obligation to participate in a joint steering committee into your EITF 00-21 analysis.

Acura_Ltr to Jim B. Rosenberg (5)

November 19, 2008

Response to Comment 4

Provided below a revised description of the King Agreement marked to reflect changes marked to address the Staff’s Comment 1 and this Comment 4, including a more detailed description of the general terms of the King Agreement, payment terms and amounts received by the Company through September 30, 2008, the number of products being developed under the King Agreement and King’s right to develop additional opioid products utilizing the Company’s Aversion® Technology, the performance period for each licensed product candidate, and the term and termination provisions of the Agreement. We have also included in the revised disclosure below a cross reference to Item 9 of Note A to the Company’s financial statements included in the Form 10-K which contains a description of the revenue recognition method employed by the Company for each deliverable and the basis for using such revenue recognition method.

With respect to the Company’s EITF 00-21 analysis given the Company’s obligation to participate in a joint steering committee with King, we advise the Staff that we believe the criteria for concluding that participation in a joint steering committee constitutes a separate unit of accounting is not met. Specifically, we reference application guidance in EITF 00-21 9(a)(b)(c). This guidance states that the “delivered item” should be considered a separate unit of accounting if all of the following criteria are met:

a)	The delivered item has value to the customer on a standalone basis,

b)	There is objective and reliable evidence of the fair value of the undelivered item, and

c)
If the arrangement includes a general right of return relative to the delivered item, delivery or performance of the undelivered item is considered probable and substantially in the control of the vendor.

The Company’s participation in the joint steering committee is designed primarily to allow knowledge of and seek input into King’s plans for developing and commercializing the Company’s products licensed to King, and does not meet the foregoing requirements.

The revised description of the King Agreement provided below includes disclosure of the Company’s EITF 00-21 analysis.

Acura_Ltr to Jim B. Rosenberg (5)

November 19, 2008

NOTE B – LICENSE, DEVELOPMENT AND COMMERCIALIZATION AGREEMENT

On October 30, 2007, we and King Pharmaceuticals Research and Development, Inc. (“King”), a wholly-owned subsidiary of King Pharmaceuticals, Inc., entered into a License, Development and Commercialization Agreement (the “King Agreement”) to develop and commercialize in the United States, Canada and Mexico (the "King Territory") certain opioid analgesic products utilizing our proprietary Aversion® ~~(abuse deterrent)~~Technology~~includingACUROX™ Tablets~~. The Agreement ~~provides~~initiallyprovided King with an exclusive license in the King Territory for ~~ACUROX™~~Acurox®Tablets and another undisclosed opioid product candidate utilizing~~Acura's~~ Aversion® Technology. In addition, the King Agreement provides King with an option to license in the King Territory all future opioid analgesic products developed utilizing ~~Acura's~~Aversion® Technology.~~Underthe~~ At September 30, 2008, King had licensed three opioid analgesic product candidates utilizing our Aversion® Technology. We are responsible for using commercially reasonable effort to develop at least three of four pre-specified opioid analgesic product candidates to certain development and/or regulatory milestones. The King Agreement provides that we or King may develop additional opioid analgesic product candidates utilizing our Aversion® Technology and, if King exercises its option to license such additional product candidates, they will be subject to the milestone and royalty payment and other terms of the King Agreement~~, King made an upfront cash payment to Acura of $30 million which was received in December, 2007. Depending on the achievement of certain development and regulatory milestones, King could also make additional cash payments to Acura of up to $28 million relating to ACUROX™ Tablets and similar amounts with respect to each subsequent Aversion® Technology product developed under the Agreement. King will reimburse Acura for all research and development expenses incurred beginning from September 19, 2007 for ACUROX™ Tablets and all research and development expenses related to future products after King's exercise of its option to an exclusive license for each future product. King will record net sales of all products and for sales occurring following the one year anniversary of the first commercial sale of a licensed product, and King will pay Acura a royalty at one of 6 rates ranging from 5% to 25% based on the level of combined annual net sales for all products subject to the Agreement. King will also make a one-time cash payment to Acura of $50 million in the first year in which the combined annual net sales of all products exceed $750 million.~~ . In addition to the four opioid analgesic product candidates pre-specified in the King Agreement, we are actively developing additional (undisclosed) opioid analgesic product candidates.

~~King~~We and ~~Acura~~King have formed a joint steering committee to coordinate development and commercialization strategies. With King~~’~~’s oversight, ~~Acura~~we will conduct all ~~ACUROX™~~Acurox® Tablet development activities through approval of a 505(b)(2)New Drug Application (“NDA”) and thereafter King will commercialize ~~ACUROX™~~Acurox® Tablets in the U.S. With respect to all other products subject to the Agreement, King will be responsible for development and regulatory activities following either acceptance of an Investigational New Drug Application ("IND")by the U.S. Food and Drug Administration (“FDA”) or ~~Acura's~~our demonstration of certain stability and pharmacokinetic characteristics for each future product. All products developed pursuant to the King Agreement will be manufactured by King or a third party contract manufacturer under the direction of King. Subject to the King Agreement, King will have final decision making authority with respect to all development and commercialization activities for all ~~products~~ licensedproducts. We reviewed our participation on the joint steering committee in light of the requirements of Emerging Issues Task Force, Issue No. 00-21, “Revenue Arrangements with Multiple Deliverables” (“EITF 00-21”) and concluded that this activity has no standalone value therefore it does not meet the criteria to be considered a separate unit of accounting.

Acura_Ltr to Jim B. Rosenberg (5)

November 19, 2008

At September 30, 2008, we had received aggregate payments of $46.3 million from King, consisting of a $30.0 million non-refundable upfront cash payment, $8.3 million in reimbursed of research and development expenses relating to our licensed product candidates, a $3.0 million option exercise fee relating to King’s exercise of its option to license a third (undisclosed) opioid product candidate, and a $5.0 million milestone fee relating to our successful achievement of the primary endpoints for our pivotal Phase III clinical study for Acurox® Tablets. The King Agreement provides for King to reimburse us for certain research and development expenses incurred beginning from September 19, 2007 for Acurox® Tablets. The King Agreement also provides for King’s payment to us of a $3.0 million fee upon King’s exercise of its option for a future opioid product candidate. In the event that King does not exercise its option for a future opioid product candidate, King is required to reimburse us for certain of our expenses relating to such future opioid product candidate. Further, we may receive up to $23 million in additional non-refundable milestone payments for each product candidate licensed to King, including Acurox®, by achieving certain regulatory milestones in specific countries in the King Territory. We can also receive a one-time $50 million sales milestone payment upon the first attainment of $750 million in net sales of all of our licensed products across all King Territories. In addition, for sales occurring following the one year anniversary of the first commercial sale of a licensed product, King will pay us a royalty at one of 6 rates ranging from 5% to 25% based on the level of combined annual net sales for all products licensed by us to King across all King Territories, with the highest applicable royalty rate applied to such combined annual sales. King’s royalty payment obligations expire on a product by product and country-by-country basis upon the later of (i) the expiration of the last valid patent claim covering such product in such country, or (ii) fifteen (15) years from the first commercial sale of such product in such country. No minimum annual fees are payable by either party under the King Agreement. Reference is made to Item 9 of Note A above entitled “Revenue Recognition and Deferred Program Fee Revenue” for a description of the revenue recognition method employed by the Company for each deliverable under the King Agreement.

Acura_Ltr to Jim B. Rosenberg (5)

November 19, 2008

The King Agreement expires upon the expiration of King’s royalty payment and other payment obligations under the King Agreement. King may terminate the King Agreement in its entirety or with respect to any product at anytime after March 31, 2010, upon the provision of not less than 12 months’ prior written notice, in its entirety if regulatory approval of the NDA for Acurox® Tablets is not received prior to March 31, 2010 and with respect to a particular product with respect to a country in which regulatory approval for such product is withdrawn by a regulatory authority in such country. We may terminate the King Agreement with respect to a product in the United States in the event such product is not commercially launched by King within 120 days after receipt of regulatory approval of such product or in its entirety if King commences any interference or opposition proceeding challenging the validity or enforceability any of our patent rights licensed to King under the King Agreement. Either party has the right to terminate the King Agreement on a product by product and country-by-country basis if the other party is in material breach of its obligations under the King Agreement relating to such product and such country, and to terminate the Agreement in its entirety in the event the other party makes an assignment for the benefit of creditors, files a petition in bankruptcy or otherwise seeks relief under applicable bankruptcy laws, in each case subject to applicable cure periods.

In the event of termination, no payments are due except those royalties and milestones that have accrued prior to termination under the King Agreement and all licenses under the King Agreement are terminated. For all Acura terminations and termination by King where we are not in breach, the King Agreement provides for the transition of development and marketing of the licensed products from King to us, including the conveyance by King to us of the trademarks and all regulatory filings and approvals solely used in connection with the commercialization of such licensed products and, in certain cases, for King’s supply of such licensed products for a transitional period at King’s cost plus a mark-up.

Comment 5

Note F – Notes Payable, page F-15

We note your disclosure on page F-16 stating that in year 2006 “The Company assigned a value of $19.951 million to these conversion features at date of modification and reflected that loss as a non-cash deemed dividend.” Please provide reference to the authoritative literature used in supporting your omission of the line items “Deemed Dividend” and “Net Loss Attributable to Common Shareholders” from your Consolidated Statement of Operations for this transaction.

Acura_Ltr to Jim B. Rosenberg (5)

November 19, 2008

Response to Comment 5

Upon review of the relevant accounting literature, we agree with the Staff’s comment to include the line items “Deemed Dividend” and “Net Loss Attributable to Common Shareholders’ on the Consolidated Statement of Operations. Inasmuch as this item was disclosed in Note F – Notes Payable under the caption “(a) Convertible Bridge Term Notes,” and the value of the conversion feature was included in the calculation of earnings (loss) loss per share in the Consolidated Statement of Operations, the Company requests the Staff’s concurrence to include the line items “Deemed Dividend” and “Net Loss Attributable to Common Shareholders” in the Consolidated Statement of Operations included in the Company’s Form 10-K for the year ending December 31, 2008.

On behalf of the Company we acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ John P. Reilly
John P. Reilly

JPR/rr

cc:	James Peklenk
Joel Parker
Laura Crotty
Suzanne Hayes
Andrew Reddick, CEO
Robert Jones, COO
Peter Clemens, CFO

Acura_Ltr to Jim B. Rosenberg (5)